EXHIBIT 1
FFC
FLUSHING
FINANCIAL CORP.

CONTACT:
Michael J. Hegarty                    Donald L. Shapiro                    John P. Kehoe/Van Negris
Executive Vice President              President and CEO                    Kehoe, White, Savage & Company, Inc.
Flushing Financial Corporation        New York Federal Savings Bank        (212) 888-1616
(718) 961-5400                        (212) 779-2700

FOR IMMEDIATE RELEASE

                    FLUSHING FINANCIAL CORPORATION TO ACQUIRE
                          NEW YORK FEDERAL SAVINGS BANK

FLUSHING, NY and NEW YORK CITY -- APRIL 25, 1997 -- Flushing Financial Corp. (Nasdaq: FFIC) ("Flushing Financial"), the parent holding company for Flushing Savings Bank, FSB ("Flushing Savings"), and New York Federal Savings Bank ("New York Federal"), a privately held federal savings bank, today announced that they have signed a definitive merger agreement by which Flushing Financial Corporation will acquire New York Federal Savings Bank in a transaction valued at approximately $13 million including common stock, options and payments to Preferred shareholders. The acquisition will increase Flushing Financial's assets to $849 million and loan portfolio $459 million (based on Flushing Financial Corporation's financial position at fiscal 1996 year end).

The acquisition, which is anticipated to close in the third quarter of 1997, will be accounted for as a purchase transaction, and is expected to be accretive to Flushing Financial's GAAP and cash earnings per share. The purchase price represents approximately 169% of New York Federal's book value at December 31, 1996 and 12.93x 1996 earnings. Flushing Financial anticipates that operational efficiencies generated as a result of the transaction will produce cost savings equal to 37 percent of new York Federal's non-interest expense.

Flushing Financial is a unitary thrift holding company whose subsidiary, Flushing Savings Bank, FSB, operates seven branches in Queens, Brooklyn, Manhattan and Nassau County. New York Federal will continue its operations as a division of Flushing Savings under the New York Federal name and will operate out of Flushing Savings Bank's offices on Irving Place in Manhattan. Donald L. Shapiro, President and Chief Executive Officer of New York Federal, will join Flushing Financial as Senior Vice President and will also become President of the New York Federal Division of Flushing Savings. Michael Staples, New York Federal's Senior Vice President and Chief Mortgage Officer, and all of New York Federal's loan officers will also join Flushing Savings.

                                   -- more --

Flushing Financial Corporation and New York Federal Savings Bank
April 25, 1997 -- Page Two

James F. McConnell, President and Chief Executive Officer of Flushing Financial Corporation, stated "With the acquisition of new York Federal Savings Bank, Flushing Savings Bank will expand its operations into SBA lending and strengthen its existing capabilities in commercial real estate and multi-family lending. New York Federal is a well capitalized institution with a strong earnings history, good asset quality and established relationships with customers throughout our market area. Combining New York Federal's lending operation with our retail deposit franchise will enable us to expand our lending capabilities in areas that we already emphasize, while enhancing shareholder value. I look forward to welcoming Don Shapiro, Mike Staples and their New York Federal colleagues to the Flushing team."

Edward M. Abramson, Chairman of the Board of New York Federal Savings Bank, commented: "Our board concluded that the sale of New York Federal Savings Bank to Flushing Financial Corporation maximizes value to our shareholders."

Donald L. Shapiro, President and Chief Executive Officer of New York Federal Savings Bank, added: "We are pleased to bring New York Federal's loan origination capacity to Flushing. I have worked closely with the management at Flushing and I am confident that the synergy going forward will provide significant value to Flushing's shareholders."

The merger must be approved by New York Federal shareholders and by federal regulatory authorities and is subject to various customary closing conditions. The merger agreement has been approved unanimously by the Boards of Directors of both Flushing Financial and New York Federal.

At December 31, 1996, New York Federal had total assets of $81.8 million, deposits of $58.9 million, loans of $70.1 million and shareholders' equity of $7.7 million. For the year ended December 31, 1996 New York Federal had net income of $1 million before dividends paid to preferred shareholders, or $16.68 per common share.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements in this Press Release relating to plans, strategies, economic performance and trends and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in the Flushing Financial Corporation's Annual Report on Form 10-K and in other documents filed with the Securities and Exchange Commission from time to time and in New York Federal Savings Bank's filings with various regulatory and other governmental agencies. Neither Flushing Financial Corporation or New York Federal Savings Bank have any obligation to update these forward-looking statements.

Flushing Financial Corporation is the holding company for Flushing Savings Bank, FSB, a federally chartered stock savings bank insured by the FDIC through the Bank Insurance Fund. The Bank conducts its business through seven banking offices located in Queens, Brooklyn, Manhattan and Nassau County.

                                      # # #